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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                to

Commission file number 0-23181

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN
(Full title of Plan)

PAULA FINANCIAL
300 North Lake Avenue, Suite 300
Pasadena, CA 91101
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Index to Financial Statements, Supplemental Schedules and Exhibit

Item
Independent Auditor's Report
Statement of Net Assets Available for Plan Benefits as of December 31, 2000
Statement of Net Assets Available for Plan Benefits as of December 31, 1999
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000
Notes to Financial Statements
Schedule G Part I—Schedule of Loans or Fixed Income Obligations In Default or Classified as Uncollectible—December 31, 2000
Schedule H Item 4i—Schedule of Assets Held for Investment Purposes at End of Year—December 31, 2000
Signatures
Exhibit 23—Consent of Independent Auditor

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY DATA
DECEMBER 31, 2000

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplemental Schedules

Page
Independent Auditor's Report	1
Statement of Net Assets Available for Plan
Benefits as of December 31, 2000	2
Statement of Net Assets Available for Plan
Benefits as of December 31, 1999	3
Statement of Changes in Net Assets Available for Plan
Benefits for the year ended December 31, 2000	4
Notes to Financial Statements	6
Schedule
Schedule G Part 1 Schedule of Loans or Fixed Income Obligations In Default or Classified as Uncollectible—December 31, 2000	1
Schedule H Item 4i—Schedule of Assets Held for Investment Purposes At End of Year—December 31, 2000	2

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
The PAULA Financial And Subsidiaries
401 (K) Retirement Savings Plan

I have audited the accompanying statements of net assets available for plan benefits of PAULA Financial and Subsidiaries 401 (K) Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of PAULA Financial and Subsidiaries 401 (K) Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets for plan benefits for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) loans or fixed income obligations loans or fixed income obligations are presented for the purpose of additional analysis and are not part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Peter T. Manahan

Certified Public Accountant

Covina, California
June 12, 2001

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 2000

	Fund 1	Fund 2	Fund 3	Fund 4	Fund 5	Fund 6
Assets
Investments:
Group annuity contracts,
At contract value	$4,097,035	—	—	—	—	—
Pooled separate accounts,
At fair value	—	791,678	352,487	1,209,854	550,141	1,332,386
Loans to participants	—	—	—	—	—	—

	4,097,035	791,678	352,487	1,209,854	550,141	1,332,386
Receivables:
Employer's contribution	81	32	10	41	17	19
Participants' contributions	149	60	26	90	32	23
Accrued interest	8,882	—	—	—	—	—

	9,112	92	36	131	49	42

Total assets	4,106,147	791,770	352,523	1,209,985	550,190	1,332,428
Liabilities	—	—	—	—	—	—

Net assets available for Plan benefits	$4,106,147	791,770	352,523	1,209,985	550,190	1,332,428

	Fund 7	Fund 8	Fund 9	Fund 10	Fund 11	Total
Assets
Investments:
Group annuity contracts,
At contract value	—	—	—	—	—	4,097,035
Pooled separate accounts,
At fair value	111,273	133,611	520,683	1,103,097	—	6,105,210
Loans to participants	—	—	—	—	1,015,458	1,015,458

	111,273	133,611	520,683	1,103,097	1,015,458	11,217,703
Receivables:
Employer's contribution	3	6	21	38	—	268
Participants' contributions	7	13	46	93	—	539
Accrued interest	—	—	—	—	—	8,882

	10	19	67	131	—	9,689

Total assets	111,283	133,630	520,750	1,103,228	1,015,458	11,227,392
Liabilities	—	—	—	—	—	—

Net assets available for Plan benefits	111,283	133,630	520,750	1,103,228	1,015,458	11,227,392

See accompanying notes to financial statements.

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 1999

	Fund 1	Fund 2	Fund 3	Fund 4	Fund 5	Fund 6
Assets
Investments:
Group annuity contracts,
At contract value	$3,900,216	—	—	—	—	—
Pooled separate accounts,
At fair value	—	1,062,328	405,241	1,560,151	576,145	5,155,905
Loans to participants	—	—	—	—	—	—

	3,900,216	1,062,328	405,241	1,560,151	576,145	5,155,905
Receivables:
Employer's contribution	5,263	2,714	686	3,006	815	1,630
Participants' contributions	11,227	6,469	2,576	8,183	1,626	2,062
Accrued interest	7,295	—	—	—	—	—

	23,785	9,183	3,262	11,189	2,441	3,692

Total assets	3,924,001	1,071,511	408,503	1,571,340	578,586	5,159,597
Liabilities	—	—	—	—	—	—

Net assets available for Plan benefits	$3,924,001	1,071,511	408,503	1,571,340	578,586	5,159,597

	Fund 7	Fund 8	Fund 9	Fund 10	Fund 11	Total
Assets
Investments:
Group annuity contracts,
At contract value	—	—	—	—	—	3,900,216
Pooled separate accounts,
At fair value	93,142	181,374	605,522	977,734	—	10,617,542
Loans to participants	—	—	—	—	636,699	636,699

	93,142	181,374	605,522	977,734	636,699	15,154,457
Receivables:
Employer's contribution	220	490	1,485	1,896	—	18,205
Participants' contributions	614	1,455	5,217	5,275	—	44,704
Accrued interest	—	—	—	—	—	7,295

	834	1,945	6,702	7,171		70,204

Total assets	93,976	183,319	612,224	984,905	636,699	15,224,661
Liabilities	—	—	—	—	—	—

Net assets available for Plan benefits	93,976	183,319	612,224	984,905	636,699	15,224,661

See accompanying notes to financial statements.

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2000

	Fund 1	Fund 2	Fund 3	Fund 4	Fund 5	Fund 6
Contributions:
Participants	$221,358	86,671	37,835	131,474	47,804	33,468
Employer	86,854	33,844	10,528	43,756	18,117	20,260
Rollover	23,607	4,493	—	26,836	224	5,380

	331,819	125,008	48,363	202,066	66,145	59,108
Investment income:
Interest and dividends	219,218	—	—	—	—	—
Net appreciation (depreciation) in fair value of pooled separate accounts	—	(178,028)	(14,763)	(311,292)	(80,234)	(3,579,419)

	219,218	(178,028)	(14,763)	(311,292)	(80,234)	(3,579,419)
Participant loan activity:
Repayment	117,931	24,510	7,374	43,808	38,945	16,124
Issuance	(253,822)	(59,031)	(23,646)	(123,706)	(67,911)	(52,064)

	(135,891)	(34,521)	(16,272)	(79,898)	(28,966)	(35,940)
Benefits and expenses:
Benefits	(345,505)	(51,299)	(35,139)	(108,122)	(66,673)	(248,127)
Administrative expenses	(1,970)	(405)	(126)	(647)	(334)	(10,991)
Net transfer in (out)	114,475	(140,496)	(38,043)	(63,462)	81,666	(11,800)

	(233,000)	(192,200)	(73,308)	(172,231)	14,659	(270,918)

Net increase (decrease) in net assets available for Plan benefits	182,146	(279,741)	(55,980)	(361,355)	(28,396)	(3,827,169)
Net assets available for Plan Benefits:
Beginning of year	3,924,001	1,071,511	408,503	1,571,340	578,586	5,159,597

End of year	$4,106,147	791,770	352,523	1,209,985	550,190	1,332,428

	Fund 7	Fund 8	Fund 9	Fund 10	Fund 11	Total
Contributions:
Participants	10,740	18,502	66,613	139,117		793,582
Employer	3,795	6,234	22,871	41,787		288,046
Rollover	5,380	27,244	12,519	19,274	—	124,957

	19,915	51,980	102,003	200,178	—	1,206,585
Investment income:
Interest and dividends	—	—	—	—	66,364	285,582
Net appreciation (depreciation) in fair value of pooled separate accounts	(2,828)	(660)	(58,373)	(231,916)	—	(4,457,513)

	(2,828)	(660)	(58,373)	(231,916)	66,364	(4,171,931)
Participant loan activity:
Repayment	4,823	6,265	6,781	29,536	(296,097)	—
Issuance	(3,423)	(19,650)	(3,881)	(86,620)	693,754	—

	1,400	(13,385)	2,900	(57,084)	397,657	—
Benefits and expenses:
Benefits	(1,103)	(24,369)	(81,548)	(35,828)	(18,959	(1,016,672)
Administrative expenses	(36)	(177)	(68)	(497)	—	(15,251)
Net transfer in (out)	(41)	(63,078)	(56,388)	243,470	(66,303)	—

	(1,180)	(87,624)	(138,004)	207,145	(85,262)	(1,031,923)

Net increase (decrease) in net assets available for Plan benefits	17,307	(49,689)	(91,474)	118,323	378,759	(3,997,269)
Net assets available for Plan Benefits:
Beginning of year	93,976	183,319	612,224	984,905	636,699	15,224,661

End of year	111,283	133,630	520,750	1,103,228	1,015,458	11,227,392

See accompanying notes to financial statements.

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2000

(1)
Plan Description

  The PAULA Financial and Subsidiaries 401(K) Retirement Savings Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary defined contribution retirement savings plan which qualifies as a salary deferral plan under Sections 401(k) of the Internal Revenue Code and is sponsored by PAULA Financial on behalf of itself and its various subsidiaries (the Company). The Plan offers tax deferral, payroll deduction and several options for investing. Plan participants should refer to the Plan agreement for more complete information.

  Eligibility

  The Plan covers all regular, full-time, salaried employees of the Company provided they have attained age 21 and have completed one year of eligible service.

  Contributions

  Participants in the Plan may contribute, on a tax-deferred basis, from 1% to 17% of their compensation (as defined by the Plan), limited to the maximum amount allowable by the Internal Revenue Code. This limitation amount is adjusted annually for inflation and is $10,500 for 2000. Participants may suspend contributions or change their account balances among investment options at any time. Participants can only resume previously suspended contributions at the beginning of each fiscal quarter. The Company provides a matching contribution of $0.50 per $1.00 contributed up to the first six percent of compensation contributed.

  With the Plan administrator's approval, distributions from other qualified plans can be deposited into a rollover account in the Plan.

  Participants in the Plan are able to invest their deferred compensation, Company matching contributions and rollover funds in various fund alternatives. The following identifies the funds:

    Fund 1—CIGNA Guaranteed Income Fund
    Fund 2—Fidelity Advisor Growth Opportunities Fund
    Fund 3—Chtr Balanced Fund 1—Invesco
    Fund 4—American Century Twentieth Century Ultra Fund
    Fund 5—Warburg Pincus Advisor Emerging Growth Fund
    Fund 6—PAULA Financial Common Stock
    Fund 7—CIGNA Lifetime 20
    Fund 8—CIGNA Lifetime 40
    Fund 9—CIGNA Stock Market Index
    Fund 10—Janus Worldwide

  Fund 11 holds the participant loans.

  Vesting

  Participants become immediately vested in both their voluntary tax-deferred contributions and the Company matching contributions.

  Benefits

  Upon retirement, attaining age 59 1/2, termination, death, permanent disability or proven financial hardship, participants or their beneficiaries are entitled to receive their vested benefits.

  Participant Account Balances

  Separate accounts are maintained for each participant's tax-deferred contributions, Company matching contribution balances and rollover funds. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance in a given fund bears to the total of all account balances in the fund.

  Use of Estimates

  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2)
Summary of Significant Accounting Policies

  Basis of Presentation

  The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

  Investments

  Investments are stated at fair value as reported by Connecticut General Life Insurance Company (CIGNA), the carrier of Plan investments. Net appreciation or depreciation resulting from revaluation of investments to fair value is reflected in the statements of changes in net assets available for Plan benefits and includes investments bought and sold, as well as held, during the year.

  Administrative Expenses

  Administrative expenses relating specifically to the Plan for maintenance, valuation and distribution of participants' account balances, trustee fees, and other expenses relating to outside services provided to the Plan are paid by the Company. Additionally, general administrative expenses incurred by the Plan, such as salary and office space costs, are absorbed by the Company.

(3)
Trust Fund

  CG Trust Company (an affiliate of CIGNA) has been retained by the Plan as the trustee for the Plan's trust fund. The trustee is authorized to act on the directive of the Plan Committee which consists of seven employees of the Company. CIGNA is the carrier for the Plan's investments.

  The trust fund consists of four types of assets: group annuity contracts, pooled separate accounts, loans to participants and cash. Investments in the above types of assets are made at the direction of the Plan participants.

(4)
Federal Income Taxes

  The Plan has received a letter of determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

(5)
Plan Termination

  Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

Schedule 1

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Schedule G Part 1—Schedule of Loans or Fixed Income Obligations in Default or Classified As Uncollectible
December 31, 2000

EIN: 95-4640368
Plan 002

Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and terms of the renegotiation, and other material items

		Amount received during reporting year
				Unpaid balance at end of year		Amount Overdue
Identity and address of obligor	Original amount of loan
		Principal	Interest			Principal	Interest
Abednego DelRosario 8300 Via Dolores Baldwin Park, CA 91706	$7,000	—	—	$3,665	Promissory note dated 2/28/93 payable in 60 monthly Installments of $137.00 including interest at 6.5%. Note is secured by participant's vested account which was $32,551 at 12/31/00. 10/15/95 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately. The trustee issued a 1996 Form 1099-R.	$3,665	$1,178
George Palmer 2928 Weald Way #1423 Sacramento, CA 95833	$17,500	—	—	$11,850	Promissory note dated 6/30/94 payable in 60 monthly installments of $352.86 including interest at 7.75%. Note is secured by participant's vested account which was $55,459 at 12/31/00. 4/30/96 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately. The trustee issued a 1996 Form 1099-R.	$11,850	$4,289

Rodney Fujii 37801 Antibes Court Palmdale, CA 93552	$1,507	—	—	$1,420	Promissory note dated 3/28/00 payable in 48 semi-monthly Installments of $34.29 including interest at 8.75%. Note is secured by participant's vested account which was $1,201 at 12/31/00. 5/31/00 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$1,420	$72
Juan Gonzalez 485 Avienda Valencia Camarillo, CA 93012	$15,000	—	—	$14,579	Promissory note dated 2/1/00 payable in 240 semi-monthly Installments of $96.94 including interest at 9.5%. Note is secured by participant's vested account which was $161,535 at 12/31/00. 7/15/00 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$14,579	$634
Albino Mata 3300 Somerdale Street Corona, CA 91719	$13,500	—	—	$11,639	Promissory note dated 7/30/99 payable in 120 semi-monthly Installments of $139.10 including interest at 8.75%. Note is secured by participant's vested account which was $23,206 at 12/31/00. 6/15/00 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$11,639	$550
Lorraine Miller 1550 Kamm Ave. #101 Kingsburg, CA 93631	$10,000	—	—	$9,383	Promissory note dated 2/23/00 payable in 96 semi-monthly installments of $123.65 including interest at 8.75%. Note is secured by participant's vested account which was $31,203 at 12/31/00. 5/31/00 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$9,383	$477

Bill Molina 84-455 Calendula Ave. Coachella, CA 92232	$2,837	—	—	$787	Promissory note dated 2/19/99 payable in 30 semi-monthly installments of $100.00 including interest at 8.75%. Note is secured by participant's vested account which was $9,821 at 12/31/00. 1/31/00 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$787	$63
Vicky Moreno 1206 Q Street Sanger, CA 93657	$20,000	—	—	$18,921	Promissory note dated 3/16/00 payable in 120 semi-monthly installments of $206.08 including interest at 8.75%. Note is secured by participant's vested account which was $22,049 at 12/31/00. 7/17/00 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$18,921	$748
Amalia O. Vinton 4749 E. Grove. Fresno, CA 93725	$4,000	—	—	$2,689	Promissory note dated 6/1/98 payable in 96 semi-monthly installments of $49.46 including interest at 8.75%. Note is secured by participant's vested account which was $11,635 at 12/31/00. 5/22/00 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$2,689	$155
Grace G. Wilson 6928-A Calhoun Ave. Van Nuys, CA 91405	$6,154	—	—	$5,989	Promissory note dated 10/1/99 payable in 120 semi-monthly installments of $63.41 including interest at 8.75%. Note is secured by participant's vested account which was $7,206 at 12/31/00. 12/31/99 was the last date payment was received. A default occurs when any payment is not made on time. The trustee can declare the whole amount due and payable immediately.	$5,989	$525

See accompanying independent auditor's report.

Schedule 2

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Schedule H Item 4i—Schedule of Assets Held for Investment Purposes At End of Year
December 31, 2000

EIN: 95-4640368
Plan 002

Identity of issue, Borrower, lessor Or similar party	Description	Cost	Current Value
	Group Annuity Contracts
Connecticut General Life Insurance Co. (CIGNA)	General Asset Fund Guaranteed Income Fund—Contribution period 7/1/95 to 12/31/00, annual effective interest rate for 2000 is 5.65%	$4,097,035	$4,097,035

	Total General Asset Fund	4,097,035	4,097,035

	Pooled Separate Accounts
	Fidelity Advisor Growth Opportunities Fund	748,769	791,678
	Invesco Total Return Fund	319,453	352,487
	American Century Twentieth Century Ultra Fund	1,083,685	1,209,854
	Warburg Pincus Advisor Emerging Growth Fund	466,446	550,141
Nat'l Financial Services	PAULA Financial Common Stock	5,098,058	1,332,386
	CIGNA Lifetime 20	106,278	111,273
	CIGNA Lifetime 40	124,173	133,611
	CIGNA Stock Market Index	501,621	520,683
	Janus Worldwide	1,072,245	1,103,097

	Total Pooled Separate Accounts	9,520,728	6,105,210
	Participant Loans
	103 Notes receivable from partici- pants, secured by participants' vested interests in Plan, interest rates at December 31, 2000 range from 6.5% to 9.5%, principal and interest due through September 2010	1,015,458	1,015,458

	Total investments	$14,633,221	$11,217,703

See accompanying independent auditor's report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2001	PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
	By:	/s/ JEFFREY A. SNIDER Jeffrey A. Snider President and Chief Executive Officer

2

QuickLinks

PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
Index to Financial Statements, Supplemental Schedules and Exhibit
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA DECEMBER 31, 2000
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
Index to Financial Statements and Supplemental Schedules
INDEPENDENT AUDITOR'S REPORT
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits December 31, 2000
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Plan Benefits December 31, 1999
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits Year Ended December 31, 2000
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
Notes to Financial Statements December 31, 2000
Schedule 1
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
Schedule G Part 1—Schedule of Loans or Fixed Income Obligations in Default or Classified As Uncollectible December 31, 2000
Schedule 2
PAULA FINANCIAL AND SUBSIDIARIES 401(K) RETIREMENT SAVINGS PLAN
Schedule H Item 4i—Schedule of Assets Held for Investment Purposes At End of Year December 31, 2000
SIGNATURES